UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                         Commission File Number: 0-18731

(Check One):  |_| Form 10-K     |_| Form 20-F    |_| Form 11-K
              |X| Form 10-QSB   |_| Form N-SAR   |_| Form N-CSR

                         For Period Ended: June 30, 2007

                       |_| Transition Report on Form 10-K
                       |_| Transition Report on Form 20-F
                       |_| Transition Report on Form 11-K
                       |_| Transition Report on Form 10-Q
                       |_| Transition Report on Form N-SAR

                  For the Transition Period Ended: ___________

Read attached instruction sheet before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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PART I -- REGISTRANT INFORMATION

SWISS MEDICA, INC.
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Full name of registrant

N/A
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Former name if applicable

375 Britannia Road East, Unit B
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Address of principal executive office (Street and number)

Mississauga, Ontario, Canada L4Z 3E2
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City, state and zip code


PART II -- RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

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    | (a)   The reasons described in reasonable detail in Part III of this form
    |       could not be eliminated without unreasonable effort or expense;
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    | (b)   The subject annual report, semi-annual report, transition report on
    | |X|   Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will
    |       be filed on or before the fifteenth calendar day following the
    |       prescribed due date; or the subject quarterly report or transition
    |       report on Form 10-QSB, or portion thereof will be filed on or before
    |       the fifth calendar day following the prescribed due date; and
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    | (c)   The accountant's statement or other exhibit required by Rule
    |       12b-25(c) has been attached if applicable.
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PART III -- NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-QSB, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         Swiss Medica has had staffing and cash shortages that have prevented the timely completion of the Company's 10-QSB filing for the quarter ended June 30, 2007. Swiss Medica plans to file its 10-QSB by Monday August 20, 2007.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       Raghunath Kilambi              (905)      501-0553
       -----------------             ---------  --------------------------
           (Name)                   (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      Revenues have decreased significantly from Q2 2006 to Q2 2007 due to reduced marketing activities. The company has been undergoing a restructuring of its operations and debts due to lower sales and lack of liquid working capital.

                               SWISS MEDICA, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  August 14, 2007           By: /s/ Raghunath Kilambi
                                     ---------------------------------
                                     Raghunath Kilambi
                                     Chief Executive Officer